FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FINANCIAL RESTRUCTURING IN ASTELIT

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

We announced on January 11, 2007 that, Astelit Limited Liability Company (“Astelit”), a subsidiary of Turkcell domiciled in Ukraine would implement a new financial restructuring. In this context, Astelit started negotiations with the lenders of USD390 million syndicated loan for the restructuring of the borrowed amount. As of today, Financell B.V., a wholly owned subsidiary of Turkcell decided to undertake the loan and all of the commitment of the lenders related to this loan. With respect to this restructuring, it is decided that Turkcell shall guarantee with a limit to the total amount of principal up to USD390 million, any accrued and unpaid interest on the principal amount and any unpaid default interest in relation thereto and any other costs, expenses and fees that may accrue in connection with this credit.

Depending on the market conditions and its financial performance, Astelit aims to pay back its debt to Financell within 18 months through a new financing package.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Serkan Okandan
Investor Relations	Chief Financial Officer
27.06.2007, 16:30	27.06.2007, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 27, 2007	By:	/s/ Serkan Okandan
Name: Serkan Okandan Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 27, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer